Exhibit 99.4


                             Analyst Conference Call
                             Dick Harrington Script

Introduction

Thank you, John. Good morning, and thank you for joining us on such short notice.

I'm sure you have all read the press release we issued this morning announcing our intention to acquire Primark. I'd like to spend the next few minutes detailing how this acquisition fits into Thomson's strategic framework and why we think it is such a great addition

    o    For us,
    o    For our customers and
    o    For our shareholders.

As most of you know, The Thomson Corporation is sharply focused on being the leading global provider of e-information and solutions to businesses and professionals, in each of our targeted market groups.

Thomson Financial is our second largest market group with 1999 revenues of $1.44 billion. The acquisition of Primark will immediately enhance Thomson Financial's position as a leading information provider to the financial services industry globally.

Primark
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For those of you who are not familiar with Primark, it is a NYSE listed corporation based in Boston. They had 1999 revenues of about $500 million. Over 85% of those sales were electronic - including 8% Internet-based.

Primark has 3,500 employees worldwide, with a strong presence in the UK, Europe and the United States. They also have offices in Asia and Latin America.

Primark's products and services are very complementary to Thomson Financial.

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1.   First, Primark has great content. They have extensive data and analytical tools that will significantly broaden Thomson Financial's customer offerings in important areas such as...Fundamental corporate data, brokerage and fund management data, UK market data and economic data...as well as providing high-level analytic tools and online services. Their portfolio includes such strong product brands as:
             o   A-T Financial Information
             o   Baseline
             o   Disclosure
             o   Datastream
             o   Global Access
             o   I/B/E/S (pronounced Eye-bess)

2. Second, they have a broad global presence. Half of Primark's business is in Europe. This strong European presence, coupled with its operations in North America, Asia and Latin America, will immediately expand Thomson Financial's global presence and capabilities - a key requirement to capitalize on these high-growth market opportunities. This strong international presence will more than double Thomson Financial's revenues from outside of North America - from 9% to 20%

3. Lastly, the combination of Primark with Thomson Financial will result in increased scale and resources to enable Thomson Financial to more effectively serve its customers on a global basis.

     With the addition of Primark, Thomson Financial will have nearly $2 billion in combined revenue and more than 10,000 employees located around the world.

     This will give us the additional talent and resources to help us develop value-added products and services, and deliver them more efficiently to our global customer base.


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Conclusion

Before I turn it over to our CFO, Bob Daleo; I'd like to emphasize how enthusiastic I am about this tremendous combination.

Primark has some terrific talent, headed by Joe Kasputys, their Chairman and CEO. The addition of Primark will strengthen Thomson Financial's position as one of the leading financial information companies in the world.

Now Bob will briefly review some of the key terms of the transaction.